Q2 FY15 MANAGEMENT PRESENTATION 19 NOVEMBER 2014 Exhibit 99.4

PAGE
DISCLAIMER

Examples of forward-looking statements include:
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the
New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;
required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with
Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
The company assumes no obligation to update any forward-looking statements or information except as required by law.

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AGENDA

• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Matt Marsh, CFO
• Questions and Answers
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios
(“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the second quarter and half year of the current fiscal year versus the second quarter and half year of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE
• Group net sales increased 12% for both the quarter and half year compared to last year
• Group adjusted net operating profit increased 16% for the second quarter 2015 and 7% for the half year 2015 compared to pcp
• US housing market remains below our expectations at the beginning of the fiscal year
• Higher volumes and net sales prices across our USA and Europe and Asia Pacific Fiber Cement segments
• Improved plant performance across our US business in Q2 relative to Q1 of fiscal 2015
• Continuing to invest in high returning organic growth:
• Investing in organization capability, product and marketing development activities
• Continuing to invest in capacity expansion across our US and Australian businesses
• We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%
• First half ordinary dividend of US8.0 cents per security announced today
SUMMARY AND KEY THEMES

1   Prior corresponding period(s)
1

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GROUP OVERVIEW

1   Dividends declared per share
Q2'15 Q2'14 Change 1H'15 1H'14 Change
Adjusted EBIT (US$ millions) 85.1 72.7 17% 156.3 140.2 11%
Adjusted EBIT Margin % 19.3 18.5 0.8 pts 18.2 18.3 (0.1) pts
Adjusted Net Operating Profit 65.4 56.3 16% 115.5 108.3 7%
Net operating cash flow 34.1 175.4 (80)%
Adjusted Diluted EPS (US  cents) 15 13 15% 26 24 8%
Dividends per share  (US cents)
1
8 8 -
Three Months and Half Year ended 30 September

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USA AND EUROPE FIBER CEMENT 2
nd
QUARTER SUMMARY
8
1   Comparisons are of the 2
nd
quarter of the current fiscal year versus the 2
nd
quarter of the prior fiscal year
2   Comparisons are of the 1
st
half of the current fiscal year versus the 1
st
half of the prior fiscal year
• Modest U.S. housing market growth
• Higher volume driven by market penetration
• Higher input costs and recently re-commissioned
Fontana plant driving higher production costs
• Continuing to invest in organization capability
and product and marketing development
activities
2
nd
Quarter Results
1
Net Sales Up 12% to US$335.4 million
Sales
Volume
Up 9% to 485.4 mmsf
Average
Price
Up 3% to US$677 per msf
EBIT Up 11% to US$74.8 million
EBIT Margin Down 20 bps to 22.3%
First Half Year Result
2
Net Sales Up 14% to US$656.9 million
Sales
Volume
Up 9% to 948.6 mmsf
Average
Price
Up 5% to US$679 per msf
EBIT Up 13% to US$142.8 million
EBIT Margin Down 30 bps to 21.7%
• Modest U.S. housing market growth
• Higher volume driven by market penetration
• Production efficiency improved in Q2 FY2015
• Continuing to invest in organization capability
and product and marketing development
activities

PAGE
1  Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13
USA AND EUROPE FIBER CEMENT
9
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14 FY15
Quarterly EBIT and EBIT Margin
1
EBIT EBIT Margin

PAGE
Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau
USA FIBER CEMENT
10
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14
Top Line Growth
JH Volume Housing Starts JH Revenue

PAGE USA AND EUROPE FIBER CEMENT 11 679 550 590 630 670 710 FY10 FY11 FY12 FY13 FY14 1H'15 Average Net Sales Price 635

PAGE

• Favorable conditions in addressable markets
• Higher volume and sales in AUS, NZ, and
Philippines
• Higher production costs
• USD results impacted by favorable changes in
AUD/USD exchange rates compared to Q2’14
2
nd
Quarter Results
Net Sales Up 13% to US$105.0 million
Sales
Volume
Up 9% to 116.9 mmsf
Average
Price
Up 3% to A$959 per msf
EBIT
1
Up 16% to US$25.7 million
A$ EBIT
1
Up 16% to A$27.7 million
EBIT
Margin
1
Up 80 bps to 24.5%
First Half Year Result
Net Sales Up 7% to US$200.3 million
Sales
Volume
Up 7% to 225.4 mmsf
Average
Price
Up 3% to A$950 per msf
EBIT
1
Up 7% to US$46.4 million
A$ EBIT
1
Up 10% to A$49.9 million
EBIT
Margin
1
Up 10 bps to 23.2%
• Favorable conditions in addressable markets
• Higher volume and sales in AUS, NZ, and
Philippines
• Higher production costs
• USD results impacted by favorable changes in
AUD/USD exchange rates compared to 1H’14
ASIA PACIFIC FIBER CEMENT 2
nd
QUARTER SUMMARY
1 Excluding New Zealand Weathertightness claims

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HY FY15 GLOBAL CAPEX SPEND AND KEY PROJECTS

Project Capital Budget Progress during 1H'15
Plant City, Florida - 4
th
sheet machine and ancillary facilities
US$65.0 million
Key engineering work on track
Expected to complete construction FY'16
Cleburne, Texas - 3
rd
sheet machine and ancillary facilities
US$37.0 million
Key engineering work on track
Expected to complete construction FY'16
Carole Park, Queensland - Capacity expansion project A$89.0 million
Expansion is on track
Equipment installation underway
Expected to complete construction FY'16
Tacoma, Washington - Land purchase for future expansion US$27.9 million
Purchase completed September 2014
Design of facility and assessment of capabilities underway

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USA and Europe Fiber Cement Outlook
• The US housing market recovery remains uncertain in the short-term, however, our view remains unchanged on the medium and longer-term outlook
• Due to the slower then expected recovery, we will defer the planned commissioning of a number of our capacity expansion programs, although we still remain committed to investing $600 million in additional manufacturing capacity through fiscal 2017 ahead of an anticipated medium to longer-term recovery
Asia Pacific Fiber Cement Outlook
• Our expectation is that net sales across our Asia Pacific businesses will continue to deliver improved results in line with growth in the local housing markets of the regions in which we operate
FY2015 Guidance
• Management expects full year Adjusted net operating profit to be between US$205 million and
US$235 million assuming, among other things, housing industry conditions in the United States continue to improve at a more moderate level than originally assumed at the beginning of the year, and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2015 OUTLOOK AND GUIDANCE

FINANCIAL REVIEW Matt Marsh, CFO

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GROUP RESULTS
• Earnings impacted by:
• Higher sales volumes and average sales prices across all business units
• Higher input costs and plant inefficiencies across our network, which were partially mitigated during Q2
• Higher organizational
spend,
primarily due to higher compensation expenses and an increase in discretionary spend related to product and marketing development activities
• Decrease in net operating cash flow to US$34.1 million for the current half year compared to
US$175.4 million in the prior half year
• Continued capital expenditure on key production capacity projects across our business units
• In the second quarter of 2015, we drew down US$380.0 million on our credit facility in line with our financial management policies and objectives
• The company today announced a first half ordinary dividend of  US8.0 cents per security
• The previously announced second half FY14 ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, totaling US$231.3 million, were paid on 08 August 2014

PAGE
RESULTS FOR THE 2
nd
QUARTER
17
      Summary
Net sales increased 12%, favorably impacted by:
•
Higher sales volumes; and
•
Higher average net sales prices in local currencies
Gross profit margin increased 30 bps impacted by:
•
Higher average net sales prices and volumes
• Partially offset by higher market prices for raw materials and production inefficiencies at our Fontana plant
SG&A expenses increased primarily due to:
• Higher headcount as we invest in our organizational capability
•
Higher product and marketing development activities
Between EBIT and net operating profit:
•
Interest expense increased related to our debt position
•
Income tax expense increased on account of higher earnings
US$ Millions  Q2 '15 Q2 '14 % Change
Net sales  440.4 392.0 12
Gross profit  150.9 133.1 13
SG&A expenses  (60.8) (53.8) (13)
Research & development expenses  (8.0) (7.4) (8)
Asbestos adjustments  63.5 (4.1)
EBIT  145.6 67.8
Net interest expense (0.9) (0.4)
Other income  - 0.1
Income tax expense (17.5) (15.6) (12)
Net operating profit 127.2 51.9
Three Months ended 30 September

PAGE
US$ Millions  Q2 '15 Q2 '14 % Change
Net operating profit 127.2 51.9
Asbestos:
Asbestos adjustments  (63.5) 4.1
Other asbestos
1
- (0.2)
New Zealand weathertightness claims 2.3 0.3
Tax adjustments (0.6) 0.2
Adjusted net operating profit 65.4 56.3 16
Three Months ended 30 September
1   Includes AICF SG&A expenses and AICF interest income, net
RESULTS FOR THE 2    QUARTER (continued)
18
Summary
Asbestos adjustments were favorable due to:
•
•
The New Zealand weathertightness liability increased due to
a change in the circumstances of an existing claim, leading
to an unfavorable movement in our reserve.
Adjusted net operating profit increased 16%, largely due to a
17% increase in operating segment adjusted EBIT.
nd
7% favorable change in the AUD / USD exchange rate
from beginning to ending balance sheet date for the
period
Compared to a relatively flat change in spot rates in the
prior corresponding quarter

PAGE
RESULTS - HALF YEAR 2015

Summary
Net sales increased 12%, favorably impacted by:
•
Higher sales volumes; and
•
Higher average net sales prices in local currencies
Gross profit margin increased 10 bps impacted by:
•
Higher average net sales prices and volumes
• Partially offset by higher market prices of raw materials, and production inefficiencies which occurred largely in Q1’15
SG&A expenses increased primarily due to:
•
Higher headcount as we invest in organizational capability
•
Higher product and marketing development expenses
Between EBIT and net operating profit:
•
Interest expense increased related to our debt position
• Other expenses reflects the impact of realized and unrealized foreign exchange losses, largely in Q1’15
•
Income tax expense increased on account of higher earnings
US$ Millions  1H'15 1H'14 % Change
Net sales  857.2 764.2 12
Gross profit  291.1 259.4 12
SG&A expenses  (120.7) (108.7) (11)
Research & development expenses  (16.4) (16.4) -
Asbestos adjustments  42.0 90.4 (54)
EBIT  196.0 224.7 (13)
Net interest expense (2.0) (0.3)
Other (expense) income (3.7) 0.2
Income tax expense (34.2) (30.5) (12)
Net operating profit  156.1 194.1 (20)
Half Year ended 30 September

PAGE
1   Includes AICF SG&A expenses and AICF interest income, net
RESULTS – HALF YEAR 2015 (continued)
20
Summary
Asbestos adjustments were favorable due to:
•
•
The New Zealand weathertightness liability decreased:
•
•
Adjusted net operating profit increased 7%, largely due to:
•
•
5% favorable change in the AUD / USD exchange rate from
the beginning to the ending balance sheet date
Compared to an 11% favorable change in spot rates in the
prior corresponding quarter
Fewer open claims due to a higher rate of claim resolution
Continued reduction in the number of new claims received
11% increase in operating segment adjusted EBIT
Partially offset by higher net interest expense, higher other expense and a higher adjusted income tax expense
US$ Millions  1H'15 1H'14 % Change
Net operating profit 156.1 194.1 (20)
Asbestos:
Asbestos adjustments (42.0) (90.4) (54)
Other asbestos
1 0.8 (0.8)
New Zealand weathertightness claims 1.0 4.9 (80)
Asbestos and other tax adjustments (0.4) 0.5
Adjusted net operating profit 115.5 108.3 7
Half Year ended 30 September

PAGE
GROSS PROFIT - GROUP

• Gross profit has remained strong throughout the past three years
• Price has improved as we continue to execute on pricing strategies and the reduction of pricing inefficiencies
• Production costs continue to increase in line with the higher market prices for pulp, gas and silica raw materials
33.3
34.3
111.3
150.9
27.0
28.0
29.0
30.0
31.0
32.0
33.0
34.0
35.0
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
Q2 FY13 Q2 FY14 Q2 FY15

PAGE
US INPUT COSTS
Discussion:
• Input costs are up significantly over
the prior year
• The price of NBSK pulp is at a three-
year peak
• The cost of gas for industrial users
has nearly doubled since 2013
• We are engaged in effective
sourcing strategies to reduce the
impact of increasing market prices
22
The information underlying the table above is sourced as follows:
• Pulp – Cost per ton – from RISI
• Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration
• Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration
• Cement – Relative index from the Bureau of Labor Statistics
0
1
2
3
4
5
6
7
8
9
10
0
200
400
600
800
1,000
1,200
Quarterly US Input Costs
PULP GAS ELECTRIC CEMENT

PAGE
1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims
US and Europe Fiber Cement EBIT summary:
SEGMENT EBIT – 2
nd
QUARTER and HALF YEAR
23
44.0
67.3
74.8
94.3
126.7
142.8
0
20
40
60
80
100
120
140
160
FY13 FY14 FY15
US & Europe Fiber Cement
Q2 EBIT
1H EBIT
21.3
22.1
25.7
39.0
43.2
46.4
0
10
20
30
40
50
FY13 FY14 FY15
Asia Pacific Fiber Cement
Q2 EBIT
1H EBIT
• Quarter and half year EBIT increased 16% and 7%,
respectively compared to the same periods last year
• EBIT in local currency for the quarter and half year EBIT
increased 16% and 10%, respectively compared to the same
periods last year
Asia Pacific Fiber Cement EBIT summary:
• Quarter and half year EBIT increased by 11% and 13%,
respectively, when compared to the same periods last year
• The increase was driven by volume and price, partially offset by higher input costs and SG&A
1

PAGE
R&D summary:
SEGMENT EBIT – 2
nd
QUARTER and HALF YEAR
24
(6.3)
(5.5)
(6.8)
(12.3)
(11.6)
(13.6)
(16)
(14)
(12)
(10)
(8)
(6)
(4)
(2)
0
FY13 FY14 FY15
Research and Development
Q2 EBIT
1H EBIT
(7.7)
(11.2)
(8.6)
(12.1)
(18.1)
(19.3)
(25)
(20)
(15)
(10)
(5)
0
FY13 FY14 FY15
General Corporate Costs
1
Q2 EBIT
1H EBIT
• Discretionary spend compared to the same period last year
• Stock compensation expenses relatively unchanged
• For the half year, increased due to higher:
• Results for the quarter were lower primarily due to stock
compensation expenses driven by changes in our share price
2
General corporate cost, excluding asbestos:
• Fluctuations reflect normal variation and timing in number of
R&D projects in process at any given period
• Continued broadly inline with historic trend
2
1
Excludes Asbestos
Stock compensation expense for Q2’15 was US$2.5 million compared to Q2’ 14, driven by a 20% depreciation in our stock price during the current quarter, compared to a 14%
appreciation in our stock price during Q2’ 14.

CHANGES IN AUD vs. USD 25 PAGE

PAGE
1 Includes AICF SG&A expenses and AICF interest expense, net
• 23.1% estimated adjusted effective tax rate (ETR)
• Adjusted income tax expense and adjusted ETR
increased due to changes in geographical mix of earnings
• Income taxes are paid and payable in Ireland, the U.S.,
Canada, New Zealand and the Philippines
• Income taxes are not currently paid or payable in Europe
(excluding Ireland) or Australia due to tax losses which
are available to offset future taxable income.
• Australian tax losses primarily result from deductions
relating to contributions to AICF
INCOME TAX
26
Q2’15 Q2’14 1H’15 1H’14
Operating profit before taxes 144.7 67.5 190.3 224.6
Asbestos:
Asbestos adjustment
1
(63.5) 3.9 (41.2) (91.2)
NZ weathertightness claims 2.3 0.3 1.0 4.9
Adjusted net operating
profit before taxes
83.5
71.7
150.1 138.3
Adjusted income tax expense (18.1) (15.4) (34.6) (30.0)
Adjusted effective tax rate 21.7% 21.5% 23.1% 21.7%
Income tax expense (17.5) (15.6) (34.2) (30.5)
Income taxes paid 16.0 12.3
Income taxes payable 5.5 7.4
Three Months and Half Year ended 30 September

PAGE
1
CASHFLOW
27
• First half cash flow from operations
reflect our US$113.0 million
contribution to AICF
• Higher working capital
• Inventory increase since year end
• Receipt in the prior year of
significant other receivables
• Higher capital expenditure for capacity
expansion projects
• US$380 million debt position as of
Q2’15
1 Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
(US$ Millions) 1H'15 1H'14 Change (%)
EBIT
196.0 224.7 (13)
Asbestos related
1
(42.5) (92.9) (54)
Annual AICF contribution
(113.0) -
Depreciation & Amortization
34.1 30.6 11
Working Capital
14.3 36.8 (61)
Other non-cash items
(54.8) (23.8)
Cash Flow from Operations
34.1 175.4 (81)
Capital Expenditures
(159.5) (44.5)
Free Cash Flow
(125.4) 130.9
Dividends Paid
(355.9) (163.6)
Net proceeds from long-term debt
380.0 -
Free Cash Flow after Financing Activities
(101.3) (32.7)

Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

Disciplined Capital
Allocation
FINANCIAL MANAGEMENT SUPPORTING GROWTH
2 1 3
Strong Financial
Management
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade
financial management
Liquidity and
Funding
Investing in R&D and
capacity expansion to
support organic growth
Maintain ordinary
dividends within the
defined payout ratio
Consider other
shareholder returns when
appropriate
Maintain flexibility for
accretive and strategic
inorganic opportunities
~$500 million of bank
facilities, 37% liquidity as
of Q2’15
2.75 year weighted
average debt maturity
Executing strategy to
extend maturities
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA
target

PAGE
Liquidity Profile

• Strong balance sheet position:
• $60.5 million of cash
• $505 million of debt facilities
• 37% liquidity as of Q2’15
• As of Q2’15, we had net bank debt of US$319.5
million compared to net cash of US$167.5 million
at Q4’14
• Net Debt within target range of 1-2 times EBITDA
excluding asbestos
• We remain in compliance with all restrictive debt
covenants contained within our credit facility
agreements
1 Debt maturities as follows: US$50 million in Q4’16, US$190 million in Q1’17, US$100 million in Q1’18, US$40 million in Q4’19 and US$120 million in
Q1’20.
$0
$50
$190
$100
$40
$125
FY'15 FY'16 FY'17 FY'18 FY'19 FY'20
Debt Maturity Profile
1
Liquidity Profile HY FY15
Cash US$60.5 million
Total Combined Facilities US$505.0 million
Drawn Facilities US$380.0 million
Undrawn Facilities US$125.0 million
Weighted Average Interest Rate of Bank Facilities 1.5%
Fixed / Floating Interest Ratio 33% fixed
Weighted Average Term 2.75 years

PAGE
• For the half year, we recorded an expense of US$1.0 million, down from US$4.9 million in the prior corresponding period. The decrease in the expense compared to the prior half year is largely due to:
• Fewer open claims at the end of the period
• Higher rate of claim resolution
• Continued reduction in the number of new claims being received
• At 30 September 2014 and 31 March 2014, the provision for NZ weathertightness, net of anticipated third-party recoveries was US$9.1 million and US$12.7 million, respectively
NEW ZEALAND WEATHERTIGHTNESS CLAIMS
30
-
5.0
10.0
15.0
20.0
25.0
Q2'13 Q3'13 Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15
NZ Weathertightness Provision

PAGE
ASBESTOS FUND – PROFORMA (unaudited)

Claims Data
• Claims received during Q2’15 and 1H’15 were 19%
and 10% above actuarial estimates, respectively
• Claims received during Q2’15 and 1H’15 were 12%
and 5% higher than the prior corresponding periods,
respectively
• The higher reported mesothelioma claims experience
noted during FY’14 has continued into 1H’15
• Average claim settlement for the half year is down
6% versus the prior corresponding period and down
16% versus actuarial estimates
• On 15 September 2014, the Company and the NSW
Government were notified by AICF that it would enter into
discussions concerning an approved payment scheme
(“APS”)
• For the quarter and half year ended 30 September 2014, we
note the following related to asbestos claims:
A$ millions
AICF cash and investments - 31 March 2014 65.5
Contribution to AFFA by James Hardie 119.9
Insurance recoveries 23.4
Loan Repayments (51.0)
Interest expense, net 0.6
Claims paid (68.0)
Operating costs (2.3)
Other 1.5
89.6
AICF cash and investments - 30 September 2014

PAGE
SUMMARY AND KEY THEMES

• Investing in organization capability, product and marketing development activities
• Continuing to invest in capacity expansion across our US and Australian businesses
• Group net sales increased 12% for both the quarter and half year compared to last year
• Group adjusted net operating profit increased 16% for the second quarter 2015 and 7% for the half year 2015 compared to prior corresponding periods
• US housing market remains below our expectations at the beginning of the fiscal year
• Higher volumes and net sales prices across our USA and Europe and Asia Pacific Fiber Cement segments
• Improved plant performance across our US business in Q2 relative to Q1 of fiscal 2015
• Continuing to invest in high returning organic growth:
•
We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%
• First half ordinary dividend of US8.0 cents per security announced today

QUESTIONS

APPENDIX

PAGE
FINANCIAL SUMMARY
1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims  expense of US$2.3 million and  US$0.3 million in Q2 ‘15 and Q2’14, respectively and US$1.0 million and US$4.9 million in 1H’15 and 1H’14, respectively
35
Three Months ended and Half Year ended 30 September
US$ Millions
Net Sales
USA and Europe Fiber Cement
Asia Pacific Fiber Cement
335.4 $     298.7 $     12 656.9 $     576.8 $     14
105.0 93.3 13 200.3 187.4 7
Q2 '15 Q2 '14 % Change 1H'15 1H'14
Total Net Sales 440.4 $     392.0 $     12 857.2 $     764.2 $     12
EBIT - US$ Millions
USA and Europe Fiber Cement 74.8 $       67.3 $       11 142.8 $     126.7 $     13
Asia Pacific Fiber Cement
25.7 22.1 16 46.4 43.2 7
Research & Development (6.8) (5.5) (24) (13.6) (11.6) (17)
General corporate costs excluding asbestos (8.6) (11.2) 23 (19.3) (18.1) (7)
Adjusted EBIT 85.1 $       72.7 $       17 156.3 $     140.2 $     11
(1.6) (1.1) (45) (2.5) (2.1) (19)
Other income - 0.1 (3.7) 0.2
Income tax expense excluding tax adjustments (18.1) (15.4) (18) (34.6) (30.0) (15)
Adjusted net operating profit 65.4 $       16 115.5 $     108.3 $     7 56.3 $
1
% Change
Net interest expense excluding AICF interest income

PAGE
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims
KEY RATIOS
36
1H'15 1H'14 1H'13
EPS (Diluted)
1
(US Cents)
26c 24c 19c
EBIT/ Sales (EBIT margin)
2
28.1% 18.3% 16.2%
Gearing Ratio
1
21.5% (9.5)% (6.4)%
Net Interest Expense Cover
2
96.3x 66.8x 54.7x
Net Interest Paid Cover
2
200.7x 77.9x 109.3x
Net Debt Payback 1.1yrs - -
Half Year ended 30 September

PAGE
1 Asia Pacific Fibre Cement EBIT excludes New Zealand weathertightness expense of US$2.3 million and  US$0.3 million in Q2’15 and Q2’14, respectively
2 EBITDA excluding Asbestos Adjustments and New Zealand weathertightness
EBITDA – 2
nd
QUARTER
37
US$ Millions Q2'15 Q2'14 % Change
EBIT
USA and Europe Fiber Cement $              74.8 $           67.3 11
Asia Pacific Fiber Cement
1
25.7 22.1 16
Research & Development (6.8) (5.5) (24)
General corporate excluding asbestos and ASIC expenses (8.6) (11.2) 23
Depreciation and Amortisation
USA and Europe Fiber Cement 15.2 13.2 15
Asia Pacific Fiber Cement 2.3 2.0 15
EBITDA
2
102.6 87.9 17
Asbestos adjustments 63.5 (4.1)
AICF SG&A expenses (0.7) (0.5) (40)
New Zealand weathertightness claims (2.3) (0.3)
Total EBITDA $          163.1 $            83.0 97
Three Months ended 30 September

PAGE
EBITDA – Half Year

1 Asia Pacific Fibre Cement EBIT excludes New Zealand weathertightness expense of US$1.0 million and  US$4.9 million in Q2’15 and Q2’14, respectively
2 EBITDA excluding Asbestos Adjustments and New Zealand weathertightness
US$ Millions 1H'15 1H'14 % Change
EBIT
USA and Europe Fiber Cement $         142.8 $         126.7 13
Asia Pacific Fiber Cement
1
46.4 43.2 7
Research & Development (13.6) (11.6) (17)
General corporate excluding asbestos and ASIC expenses (19.3) (18.1) (7)
Depreciation and Amortisation
USA and Europe Fiber Cement 29.6 26.6 11
Asia Pacific Fiber Cement 4.5 4.0 13
EBITDA
2
190.4 170.8 11
Asbestos adjustments 42.0 90.4
AICF SG&A expenses (1.3) (1.0) (30)
New Zealand weathertightness claims (1.0) (4.9)
Total EBITDA $         230.1 $         255.3 (10)
Half Year ended 30 September

PAGE
NET INTEREST (EXPENSE) INCOME

US$ Millions Q2'15 Q2'14 1H'15 1H'14
Gross interest expense $                (1.8) $                (1.0) $              (2.7) $              (2.0)
Capitalised interest 0.2 0.0 0.2 0.0
Interest income 0.1 0.1 0.3 0.2
Realised loss on interest rate swaps (0.1) (0.2) (0.3) (0.3)
Net interest expense excluding AICF interest income (1.6) (1.1) (2.5) (2.1)
AICF net interest income  0.7 0.7 0.5 1.8
Net interest (expense) income $                (0.9) $                (0.4) $              (2.0) $              (0.3)
Three Months ended and Half Year ended 30 September

TOTAL US HOUSING STARTS 40 Source: US Census Bureau PAGE

PAGE
DEFINITIONS AND OTHER TERMS
This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s
Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity adjusted for asbestos and AICF related items
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

PAGE
Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANCIAL MEASURES
44
US$ Millions
Q2'15 Q2'14 1H'15 1H'14
EBIT 145.6 $            67.8 $              196.0 $            224.7 $
Asbestos:
Asbestos adjustments (63.5) 4.1 (42.0) (90.4)
AICF SG&A expenses 0.7 0.5 1.3 1.0
New Zealand weathertightness claims 2.3 0.3 1.0 4.9
Adjusted EBIT 85.1 72.7 156.3 140.2
Net sales 440.4 $            392.0 $            857.2 $            764.2 $
Adjusted EBIT margin
19.3% 18.5% 18.2% 18.3%
Three Months and Half Year Ended 30 September

PAGE
Adjusted Net operating profit – Adjusted net operating profit is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
NON-US GAAP FINANCIAL MEASURES
45
US$ Millions
Q2'15 Q2'14 1H'15 1H'14
Net operating profit 127.2 $             51.9 $               156.1 $             194.1 $
Asbestos:
Asbestos adjustments (63.5) 4.1 (42.0) (90.4)
AICF SG&A expenses 0.7 0.5 1.3 1.0
AICF interest income, net (0.7) (0.7) (0.5) (1.8)
New Zealand weathertightness claims 2.3 0.3 1.0 4.9
Asbestos and other tax adjustments (0.6) 0.2 (0.4) 0.5
Adjusted net operating profit
65.4 $               56.3 $               115.5 $             108.3 $
Three Months and Half Year Ended 30 September

PAGE
Adjusted Diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
46
NON-US GAAP FINANCIAL MEASURES
Q2'15 Q2'14 1H'15 1H'14
Adjusted net operating profit (US$ millions) 65.4 $               56.3 $               115.5 $             $ 108.3
Weighted average common shares outstanding -
   Diluted (millions)
445.8 443.5 445.7 443.2
Adjusted diluted earnings per share (US cents)
15                     13                     26 24
Three Months and Half Year Ended 30 September

PAGE
Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
47
NON-US GAAP FINANCIAL MEASURES
US$ Millions
Q2'15 Q2'14 1H'15 1H'14
Operating profit before income taxes 144.7 $            67.5 $              190.3 $            224.6 $
Asbestos:
Asbestos adjustments (63.5) 4.1 (42.0) (90.4)
AICF SG&A expenses 0.7 0.5 1.3 1.0
AICF interest expense, net (0.7) (0.7) (0.5) (1.8)
New Zealand weathertightness claims 2.3 0.3 1.0 4.9
Adjusted operating profit before income taxes 83.5 $              71.7 $              150.1 $            138.3 $
Income tax expense  (17.5) $             (15.6) $             (34.2) $             (30.5) $
Asbestos-related and other tax adjustments (0.6) 0.2 (0.4) 0.5
Adjusted Income tax expense (18.1) $             (15.4) $             (34.6) $             (30.0) $
Effective tax rate   12.1% 23.1% 18.0% 13.6%
Adjusted effective tax rate 21.7% 21.5% 23.1% 21.7%
Three Months and Half Year Ended 30 September

PAGE
Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
NON-US GAAP FINANCIAL MEASURES
48
US$ Millions
Q2'15 Q2'14 1H'15 1H'14
EBIT 145.6 $             67.8 $               196.0 $             224.7 $
Depreciation and amortization 17.5 15.2 34.1 30.6
Adjusted EBITDA 163.1 $             83.0 $               230.1 $             255.3 $
Three Months and Half Year Ended 30 September

PAGE
Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations.
Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANCIAL MEASURES
49
US$ Millions
Q2'15 Q2'14 1H'15 1H'14
Selling, general and administrative expenses 60.8 $              53.8 $              120.7 $
108.7
$
Excluding:
New Zealand weathertightness claims benefit (expense) (2.3) (0.3) (1.0) (4.9)
Adjusted selling, general and administrative expenses  58.5 $              53.5 $              119.7 $            103.8 $
Net Sales 440.4 $            392.0 $            857.2 $            764.2 $
Selling, general and administrative expenses as a
percentage  of net sales
13.8% 13.7% 14.1% 14.2%
Adjusted selling, general and administrative expenses
as a percentage of net sales
13.3% 13.6% 14.0% 13.6%
Three Months and Half Year Ended 30 September

Q2 FY15 MANAGEMENT PRESENTATION 19 November 2014